CS Financing Corporation

Christian Windsor	November 8, 2006
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C 20549

CS Financing Corporation (“CS Financing”) Registration Statement on
Form S-1 filed on November 23, 2005 and all amendments thereto
File Number 333-129919

Dear Mr. Windsor:

CS Financing hereby respectfully request accelerated effectiveness of the above referenced filing. We request that the filing be effective as of November 13, 2006.

CS Financing acknowledges that all persons who are responsible for the accuracy and adequacy of the disclosure in the filing are certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the public offering of the securities specified in the above referenced registration statement.  Since the company and it management are in possession of all the facts relating to a company’s disclosure, CS Financing acknowledges that they are responsible for the accuracy and adequacy of the disclosures they have made.

CS Financing further acknowledges that: CS Financing is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the CS Financing may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

CS Financing is also aware that the Division of Enforcement has access to all information CS Financing provides to the staff of the Division of Corporation Finance in connection with its review of our filing or in response to its comments on our filing.

Thank you very much for your assistance.

Sincerely yours,

/s/ Timothy R. Redpath
Timothy R. Redpath
Chief Executive Officer

CS Financing Corporation

45 San Clemente Dr. Suite B210, Corte Madera, CA 94925

Office (415) 927.7302.  Fax (415) 927.7291